UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2021
Commission File Number: 001-39522

COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 1, 2021, COMPASS Pathways Plc (the “Company”) issued a press release announcing further analysis of its positive topline results from its phase IIb trial of COMP360 psilocybin therapy for treatment-resistant depression (“TRD”). The objective of the trial was to find the appropriate dose for a larger, pivotal phase III programme, which COMPASS expects to begin in 2022. Analyses of exploratory measures including anxiety, self-reported depression, positive and negative affect, and functioning, showed greater improvements for patients receiving a 25mg dose of COMP360 psilocybin compared with those receiving a 1mg dose after three weeks, both with psychological support. Further analysis is ongoing, and full trial results will be submitted for publication in a peer-reviewed journal. The data will be reviewed with regulators early next year.

Further analyses explored additional areas of importance for patients with TRD. On the Positive and Negative Affect Schedule (“PANAS”) scale, patients in the 25mg group had a higher increase in positive affect (including feeling interested, excited and strong) and a greater decrease in negative affect (including feeling distressed, upset and afraid) on the day after COMP360 administration and at the final administration at week 3. On scales measuring anxiety (Generalized Anxiety Disorder – 7 item), self-rated depression (Quick Inventory of Depressive Symptomatology, self-rated, 16-item) and functioning (Sheehan Disability Scale and Work and Social Adjustment Scale), a greater improvement was also shown at week 3 by patients in the 25mg group compared with the 1mg group.

A post-hoc analysis of the 19 sustained responders in the 25mg group found that changes in quality of life, self-reported depression severity, and functioning were clinically meaningful, with mean scores for these patients returning to “normal” levels and maintained to 12 weeks through the end of the trial. Durability is being studied in a one-year follow-up study which is currently underway.

As previously disclosed, COMP360 was generally well tolerated. Further analysis showed that there were no concerns with vital signs, ECG or clinical laboratory data in any of the treatment groups. The majority of treatment-emergent adverse events (“TEAEs”) occurring on the day of COMP360 administration resolved on the same day or the day after (77.4%), and most of these events were mild or moderate in nature. All TEAEs involving hallucination (which occurred only in the 25mg and 10mg groups) and illusion (which occurred in all groups) started on the day of administration and resolved on the same day. No events of this nature continued past the administration day.

Twenty-seven of the TEAEs of suicidal ideation, suicidal behaviour and intentional self-injury occurred across 17 patients, with seven patients in the 25mg group, six in the 10mg group, and four in the 1mg group. 14 of these were reported as treatment-emergent serious adverse events (“TESAEs”), which occurred across nine patients, with four patients in the 25mg group, four patients in the 10mg group and one patient in the 1mg group. The majority of these TESAEs (10 events out of 14) occurred at least one week after the COMP360 psilocybin session, and all suicidal behaviors occurred at least one month after the patient’s psilocybin therapy session. All patients reporting events of suicidal behaviors were non-responders at their last assessment prior to the event or at the time of the event. Further detailed case-by-case analysis of safety data found no evidence to suggest, at this time, a causal relationship between these reported adverse events and administration of COMP360 psilocybin therapy.

This Report on Form 6-K shall be deemed to be incorporated by reference into (i) the registration statement on Form S-8 (File No. 333-249403) and (ii) the registration statement on Form F-3 (File No. 333-260145) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to this report.

EXHIBITS

Exhibit	Description
99.1	Press Release dated December 1, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: December 2, 2021	By:	/s/ Piers Morgan
Piers Morgan
Chief Financial Officer